To our shareholders,

Pacific Rim’s 2008 fiscal year has had its successes and its challenges.

During the past year we significantly increased the high grade ounces at our flagship El Dorado gold project in El Salvador with the addition of the Balsamo deposit, which contributed over 200,000 gold equivalent ounces to the Measured and Indicated resource at El Dorado and a further 80,000 gold equivalent ounces to the Inferred resource. El Dorado is now estimated to contain 1.4 million high grade gold equivalent Measured and Indicated resource ounces with another 300,000 ounces in the Inferred category. The El Dorado resources have grown considerably over the past several years, thanks in no small part to the deposit discoveries we have made through the application of solid science, innovative thinking, and persistence.

This exploration approach has served us well in El Salvador, with the discovery of high grade gold at the Santa Rita and Zamora-Cerro Colorado projects. A trenching program at the Santa Rita project during fiscal 2008 demonstrated that in certain areas, the Trinidad vein is wider than previously understood and contains high grade gold across its width.

Clearly, we have delivered technical successes through our exploration endeavours. Our focus on low-sulfidation epithermal deposits has ensured that the resources we have discovered are high grade, potentially low cost and importantly, environmentally clean. Your investment in Pacific Rim carries a low technical risk.

Unfortunately, permitting risk remains an unresolved issue. While at the beginning of fiscal 2008 we appeared to be experiencing the normal hiccups associated with stewarding a mining permit through its often complicated process, the apparent lack of willingness on the part of the El Salvadoran government throughout the past year to finalize approval of our El Dorado Environmental Impact Study and otherwise meet its responsibilities associated with our mining permit application has caused the Company to take stock of its future options.

El Salvador is one of the most prospective yet under-explored countries in the world and we look forward to developing El Dorado and possibly future projects into an environmentally safe, economically productive, and socially beneficial mine. However, in good conscience we can not continue to spend our exploration dollars in El Salvador until the permitting risk is mitigated, ideally through the approval of our El Dorado Environmental Impact Study and/or granting of our El Dorado mining permit. At El Dorado this means suspending drilling activity for the time being – a difficult but prudent decision. The slow down in El Salvador-focused exploration will continue until the Government of El Salvador signals its willingness to proceed with mine development by issuing our long sought-after El Dorado mining permit. We will continue to maintain our current projects and look forward to resuming our successful El Salvadoran exploration programs, but have chosen to focus our upcoming project generation efforts in Costa Rica and Guatemala, two jurisdictions where our unique knowledge about Central American epithermal gold deposits can be applied and importantly, that have demonstrated they are open to mining.

We will continue to work hard toward obtaining the El Dorado mining permit for which we have met all mandated government requirements and will utilize all avenues available to us, which may include pursuing our legal options under El Salvadoran law and international treaties including CAFTA.

We hope that fiscal 2009 brings a resolution to our El Dorado mining permit application. We understand the confusion and frustration this evolving situation has caused to our shareholders and thank you for the patience you have demonstrated under these challenging conditions. We assure you that we have done, are doing and will continue to do everything in our power to resolve the permitting issue and move our projects ahead.

We encourage you to take the time to read our Management’s Discussion and Analysis and Consolidated Financial Statements, which will provide you with a complete overview of your company’s fiscal 2008 business and financial conditions and an outlook for fiscal 2009.

Sincerely,

Tom Shrake	Catherine McLeod-Seltzer
President & CEO	Chairman

July 18, 2008